UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   GETZ, BERT A.

   GLOBE CORPORATION
   6730 N. SCOTTSDALE ROAD
   SCOTTSDALE, AZ  85253
2. Issuer Name and Ticker or Trading Symbol
   FORMERLY DEAN FOODS COMPANY (CUSIP #242361-10-3)
   NOW DEAN HOLDING CO.
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/31/01
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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FORMER DEAN FOODS COMPANY C|12/21/|U   | |7500              |D  |(1)        |0                  |D     |                           |
OMMON STOCK                |01    |    | |                  |   |           |                   |      |                           |
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FORMER DEAN FOODS COMPANY C|12/21/|U   | |2500              |D  |(1)        |0                  |I     |SPOUSE                     |
OMMON STOCK                |01    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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NON-QUALIFIED STOCK OP|26.87   |12/21|U   | |4000       |D  |10/5/|10/5/|COMMON STOCK|4000   |       |0           |D  |            |
TION                  |        |/01  |    | |           |   |93(2)|02   |            |       |       |            |   |            |
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NON-QUALIFIED STOCK OP|29.00   |12/21|U   | |3000       |D  |10/1/|10/1/|COMMON STOCK|3000   |       |0           |D  |            |
TION                  |        |/01  |    | |           |   |97(2)|06   |            |       |       |            |   |            |
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NON-QUALIFIED STOCK OP|39.00   |12/21|U   | |3000       |D  |5/28/|5/28/|COMMON STOCK|3000   |       |0           |D  |            |
TION                  |        |/01  |    | |           |   |98(2)|07   |            |       |       |            |   |            |
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NON-QUALIFIED STOCK OP|49.43   |12/21|U   | |3000       |D  |6/1/9|6/1/0|COMMON STOCK|3000   |       |0           |D  |            |
TION                  |        |/01  |    | |           |   |9(2) |8    |            |       |       |            |   |            |
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NON-QUALIFIED STOCK OP|37.31   |12/21|U   | |3000       |D  |6/1/0|6/1/0|COMMON STOCK|3000   |       |0           |D  |            |
TION                  |        |/01  |    | |           |   |0(2) |9    |            |       |       |            |   |            |
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NON-QUALIFIED STOCK OP|31.75   |12/21|U   | |3000       |D  |6/1/0|6/1/1|COMMON STOCK|3000   |       |0           |D  |            |
TION                  |        |/01  |    | |           |   |1(3) |0    |            |       |       |            |   |            |
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DEFERRED COMPENSATION |48.80   |12/21|U   | |21,209.19  |D  |(4)  |N/A  |COMMON STOCK|21,209.|       |0           |D  |            |
PLAN                  |        |/01  |    | |           |   |     |     |            |19     |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Exchanged pursuant to merger agreement between issuer and Suiza Foods Corporation in exchange for 0.429 shares of new Dean Foods
Company common stock (Cusip #242370-10-4) and $21.00 per share in cash.
(U) Options converted in connection with the Merger into stock options for new Dean Foods Company stock on a 1 to .752 basis on the same terms.
(2) 25% exercisable each successive anniversary grant date; date first exercisable
(3) 33% exercisable each successive anniversary grant date; date first exercisable
(4) Distribution in cash upon retirement from former Dean Foods Company Board of Directors
SIGNATURE OF REPORTING PERSON
AS ATTORNEY-IN-FACT FOR BERT A. GETZ
DATE
01/10/02